Exhibit 12

CARNIVAL CORPORATION & PLC
Ratio of Earnings to Fixed Charges
(in millions, except ratios)

	Three Months Ended		Years Ended
	February 29/28		November 30,
	2016	2015	2015	2014	2013	2012	2011

Net income	$142	$49	$1,757	$1,216	$1,055	$1,285	$1,912
Income tax expense (benefit), net	1	3	42	9	(6)	4	—
Income before income taxes	143	52	1,799	1,225	1,049	1,289	1,912
Fixed charges
Interest expense, net	52	57	217	288	319	336	365
Interest portion of rent expense (a)	6	6	23	21	20	19	20
Capitalized interest	8	5	22	21	15	17	21
Total fixed charges	66	68	262	330	354	372	406
Fixed charges not affecting earnings
Capitalized interest	(8)	(5)	(22)	(21)	(15)	(17)	(21)
Earnings before fixed charges	$201	$115	$2,039	$1,534	$1,388	$1,644	$2,297
Ratio of earnings to fixed charges	3.0	1.7	7.8	4.6	3.9	4.4	5.7

(a) Represents one-third of rent expense, which we believe to be representative of the interest portion of rent expense.